Form RW - Withdrawal Request

June 11, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             Adaptive Real Estate Income Trust, Inc. — Form RW, Application for Withdrawal of Registration Statement on Form S-11 (File No. 333-145692)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Adaptive Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consents to the immediate withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-145692), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 24, 2007.

The Company requests withdrawal of the Registration Statement because the Company has determined that it is not advisable to continue with registration of the proposed offering of securities at this time.  No securities have been issued or sold pursuant to the Registration Statement, and the Registration Statement has not been declared effective by the Commission.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.  The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Please fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at (404) 238-9703, Attention: Howard S. Hirsch.   If you have any questions regarding this request for withdrawal, please contact Howard S. Hirsch at (404) 443-6703.

Thank you for your attention to this matter.

Very truly yours,

/s/ Robert S. Aisner

Robert S. Aisner
Chief Executive Officer and President